

20BA-CR00660

Charge Code Number: 565.073-003Y20171399.0

IN THE CIRCUIT COURT OF BOONE COUNTY, MISSOURI

STATE OF MISSOURI,	)
	) Case No.
vs.	)
	) OCN: ET002833
John Thomas McLiney	)
DOB: [redacted]	)
SSN: [redacted]	) PA File No. 019340771
a/k/a John T.McLiney	

COMPLAINT

The Prosecuting Attorney of the County of Boone, State of Missouri, upon information and belief, charges that the defendant:

COUNT I: In violation of Section 565.073, RSMo, committed the class D felony of domestic assault in the second degree, punishable upon conviction under Sections 558.002 and 558.011, RSMo, in that on or about January 24, 2020, in the County of Boone, State of Missouri, the defendant recklessly caused serious physical injury to [redacted] by causing her to strike her head and [redacted] and defendant REDACTED REDACTED in that [redacted] and the defendant had been REDACTED REDACTED.

The facts that form the basis for this information and belief are contained in the attached statement(s) to facts concerning this matter, which statements are made a part hereof and are submitted herewith as a basis upon which this court may find the existence of probable cause that a crime has been committed.

Daniel K. Knight, Prosecuting Attorney
of the County of Boone,
State of Missouri, by

Heather Richenberger

Heather Richenberger
Assistant Prosecuting Attorney
Bar No. 50576

BONDED FOR 02/19/2020